New Horizon Aircraft Ltd.

3187 Highway 35

Lindsay, Ontario, Canada K9V 4R1

(613) 866-1935

March 21, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Angelini
Erin Purnell

Re:	New Horizon Aircraft Ltd.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-285000

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Horizon Aircraft Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday March 25, 2025, or as soon as practicable thereafter.

Please contact Peter Strand of Nelson Mullins Riley & Scarborough LLP via telephone at (202) 689-2983, or via email at peter.strand@nelsonmullins.com with any questions, and please notify him when this request for acceleration has been granted.

Very truly yours,

New Horizon Aircraft Ltd.

/s/ Brandon Robinson
Brandon Robinson
Chief Executive Officer

cc:	Nelson Mullins Riley & Scarborough LLP
Peter Strand